SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   Amendment 3
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                         BRAUVIN REAL ESTATE FUND L.P. 4
                            (Name of Subject Company)

 MACKENZIE PATTERSON , INC.; MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD
   INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND
  13, LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
Christine Simpson                             Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                    Transaction                   Amount of
                    Valuation*                    Filing Fee

                     $572,400                     $114.48

* For purposes of calculating the filing fee only. Assumes the purchase of 4,770 Units at a purchase price equal to $120 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $114.48
         Form or Registration Number:  Schedule TO
         Filing Party: Above-named Bidders
         Date Filed: June 21, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of June 21, 2001 by the Bidders identified on the cover page hereto, and amended as of July 11, 2001 and August 17, 2001, is hereby further amended as set forth below. Capitalized terms are used as defined in the original Schedule. Except as expressly amended hereby, the terms and conditions of the Offer remain unchanged.


                                  TENDER OFFER

         The Expiration date is hereby extended from September 17, 2001 to October 1, 2001. As of the date of this amendment a total of 385 Units had been tendered to the bidders by security holders and not withdrawn.

Item 12.   Exhibits.
           --------

           (a)(9)   Press Release

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 17, 2001

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MORAGA GOLD, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 13, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


MORAGA FUND 1, L.P

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President


/s/ STEVEN GOLD
-----------------------------------
Steven Gold

                                  EXHIBIT INDEX


Exhibit           Description                                            Page

(a)(9)   Press Release